						Exhibit 12
SEMCO ENERGY, INC.
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	12 Months
	Ending	Year Ended December 31,

Description	6/30/2004	2003 (b)	2002 (b)	2001 (b)	2000 (b)	1999 (b)

Earning as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$14,834	($33,097)	$27,679	$14,942	$33,156	$25,653
Fixed charges as defined	46,959	48,524	45,249	45,855	43,364	21,483
Less preference securities dividend requirements of consolidated subsidiaries	0	(6,616)	(13,232)	(13,235)	(7,699)	(242)
Other items	0	0	0	0	0	158

Earnings as defined	$61,793	$8,811	$59,696	$47,562	$68,821	$47,052

Fixed charges as defined (a)
Interest expensed and capitalized	$43,219	$38,701	$30,237	$30,945	$32,637	$19,193
Amortization of debt costs and debt basis adjustments	2,833	2,300	1,031	839	2,268	1,297
Estimate of Interest within rental expense	907	907	749	836	760	751
Preference securities dividend requirements of consolidated subsidiaries	0	6,616	13,232	13,235	7,699	242

Fixed charges as defined	$46,959	$48,524	$45,249	$45,855	$43,364	$21,483

Ratio of earnings to fixed charges	1.32	0.18	1.32	1.04	1.59	2.19

Notes:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
(b) In 2004, the Company began accounting for its construction services business as a discontinued operation and, for financial statement purposes, reclassified prior periods accordingly. The calculations of the ratios of earnings to fixed charges for periods prior to 2004 have not been adjusted to reflect the reclassifications to these prior periods.